UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934
Dated January 4, 2011
Commission file number 001-15254

ENBRIDGE INC.
(Exact name of Registrant as specified in its charter)

Canada (State or other jurisdiction of incorporation or organization)	None (I.R.S. Employer Identification No.)
3000, 425 — 1st Street S.W.
Calgary, Alberta, Canada T2P 3L8
(Address of principal executive offices and postal code)
(403) 231-3900
(Registrants telephone number, including area code)
Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F     ☐          Form 40-F     ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes     ☐          No     ☑
Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):
Yes     ☐          No     ☑
Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes     ☐          No     ☑
If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):
N/A
THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 33-77022) AND FORM F-10 (FILE NO. 333-152607) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:
•	Press Release dated December 16, 2010.
SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)
Date: January 4, 2011	By:	/s/ “Alison T. Love”
Alison T. Love

NEWS RELEASE
Enbridge to Further Expand Athabasca Pipeline Capacity
CALGARY, Alberta, December 16, 2010 — Enbridge Inc. (TSX, NYSE: ENB) announced today a further expansion of its Athabasca Pipeline to its maximum capacity of approximately 570,000 bpd. The expansion is required to accommodate additional contractual commitments beyond those reflected in the initial expansion announced in September. The estimated incremental cost of the additional expansion is approximately $200 million with a targeted completion date of early 2014, at which time it is now anticipated that the combined expansions will both be fully completed.
“The low cost of incremental capacity on the Athabasca Pipeline is one of the strengths of our Regional Oil Sands System,” said Stephen J. Wuori, President, Liquids Pipelines, Enbridge Inc. “Given recent announcements of continued growth and investment in the oil sands, this is an opportune time to capture construction economies by undertaking a single large expansion project. The resulting capacity will position us well to meet our current contractual commitments as well as to accommodate anticipated additional requirements from existing or new shippers.”
Enbridge currently has a total of $2.4 billion of commercial secured expansions of or additions to its Regional Oil Sands System which will go into service between 2011 to 2014, as well as a significant portfolio of additional projects which are under development to meet oil sands growth.
Enbridge’s Regional Oil Sands System At-a-Glance:
Enbridge is the leading pipeline operator in the Fort McMurray to Edmonton/Hardisty corridor and well positioned to tie-in new oil sand developments to mainline pipelines and increase capacity for current customers. Enbridge’s Regional Oil Sands Infrastructure includes the Athabasca and Waupisoo pipeline systems, connecting six producing oil sands projects. A map is available at www.enbridge.com
Athabasca Pipeline:
•	540-kilometre (335-mile) pipeline in operation since March 1999

•	Annual capacity of up to 570,000 barrels per day of crude oil (depending on crude viscosity) from the Athabasca and Cold Lake regions of Alberta, south to Hardisty, Alberta
Waupisoo Pipeline:
•	380-kilometre (mile) pipeline system in operation since June 2008

•	Annual capacity of up to 600,000 bpd of crude oil (depending on crude viscosity) from Enbridge’s Cheecham Terminal to Edmonton

Tankage:
•	Largest operator of contract storage facilities at the Hardisty hub with the 3.1 million barrel Hardisty Caverns storage facility, plus the 7.5 million barrel Hardisty Contract Terminal surface storage facility

•	More than 4.4 million barrels of operational storage associated with the Waupisoo and Athabasca pipelines and laterals
Enbridge Inc., a Canadian company, is a North American leader in delivering energy and one of the Global 100 Most Sustainable Corporations. As a transporter of energy, Enbridge operates, in Canada and the U.S., the world’s longest crude oil and liquids transportation system. The Company also has a growing involvement in the natural gas transmission and midstream businesses, and is expanding its interests in renewable and green energy technologies including wind and solar energy, hybrid fuel cells and carbon dioxide sequestration. As a distributor of energy, Enbridge owns and operates Canada’s largest natural gas distribution company, and provides distribution services in Ontario, Quebec, New Brunswick and New York State. Enbridge employs approximately 6,500 people, primarily in Canada and the U.S. and is ranked as one of Canada’s Greenest Employers, and one of the Top 100 Companies to Work for in Canada. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit enbridge.com

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast” and similar expressions are intended to identify such forward-looking statements. Although Enbridge believes that these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of risks and uncertainties pertaining to operating performance, regulatory parameters, weather, economic conditions and commodity prices. You can find a discussion of those risks and uncertainties in our Canadian securities filings and American SEC filings. While Enbridge makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.
FOR FURTHER INFORMATION PLEASE CONTACT:

Jennifer Varey/Gina Jordan	Guy Jarvis
Media	Investment Community
(403) 508-6563 or Toll Free: (888) 992-0997	(403) 231-5719
Email: jennifer.varey@enbridge.com	Email: guy.jarvis@enbridge.com
gina.jordan@enbridge.com